

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2018

Anant Bhalla
Executive Vice President and Chief Financial Officer
Brighthouse Financial, Inc.
11225 North Community House Road
Charlotte, North Carolina 28277

> **Re: Brighthouse Financial, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 21, 2018**
> **File No. 333-223806**

Dear Mr. Bhalla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Peter J. Loughran, Esq.